Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-232144

Dated May 26, 2020

STEP INCOME SECURITIES® (STEPS®)

STEP Income Securities® Linked to an Equity Basket
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Market Measure	An approximately equally weighted basket comprised of the common stocks of Tesla, Inc. (NASDAQ symbol: TSLA), Common Stock of NVIDIA Corporation. (NASDAQ symbol: NVDA), and Common Stock of Netflix, Inc. (NASDAQ symbol: NFLX) (each, a “Basket Stock”).
Interest	12.50% per annum, payable quarterly.
Payout Profile at Maturity

• A payment of [$0.10 to $0.50] per unit if the Market Measure increases to or above 112.50% of the Starting Value

• 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Level	112.50% of the Starting Value
Step Payment	[$0.10 to $0.50] per unit, a [1.00% to 5.00%] return over the principal amount, to be determined on the pricing date
Threshold Value	100.00% of the Starting Value
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000095010320010139/dp128764_424b2-3180baml.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the risk of exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•	Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Basket Stocks.

•	Changes in the prices of the Basket Stocks may offset each other.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.

•	We, MLPF&S, BofAS and our respective affiliates do not control any company included in the Basket and have not verified any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock.

•	The Basket is concentrated in one sector.

•	Adverse conditions in the technology sector may reduce your return on the notes.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.